May 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Black Unicorn Factory
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-289247

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Black Unicorn Factory (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-289247), including all amendments and exhibits thereto (collectively, the "Registration Statement").

The Company requests withdrawal of the Registration Statement because it has completed a strategic merger transaction with Crowdcasting Inc., which has resulted in significant changes to the Company's business operations, capitalization structure, financial condition, and overall corporate organization. As a consequence of these developments, the Company has determined not to proceed with the offer contemplated by the Registration Statement, as the disclosure contained therein no longer accurately reflects the current structure, operations, and financial profile of the combined enterprise.

The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company intends to evaluate future financing, registration, and public market opportunities based upon the post-merger combined entity and will make any required filings with the Commission at the appropriate time.

The Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date.

Should the Staff have any questions regarding this request, please contact the undersigned at (310) 362-6999.

Respectfully submitted,

By: Dr. Johnny Stewart, President & CEO).